United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Final Synthetic Map

Extraordinary Shareholders’ Meeting of 11/14/2024
Vale S.A.

Rio de Janeiro, November 14, 2024 – Pursuant to CVM Resolution No. 81/2021, Vale S.A. (“Vale” or “Company”) makes public the final synthetic map of votes for each item contained in the call notice for the Extraordinary General Meeting of Shareholders (“Meeting”), held on this date.

The information on the final synthetic map can be found in the spreadsheet below1, which show votes of 3,297,632,301 shares for the Extraordinary General Meeting, representing approximately 77% of the Company’s voting capital.

Resolution	Vote	Qtty. Shares
1. Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	Approve	2,402,993,407
	Reject	9,067,213
	Abstain¹	885,571,681
2. Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	Approve	2,403,373,076
	Reject	10,184,099
	Abstain¹	884,075,126
3. Pursuant to articles 224 and 225 of the Brazilian Law No. 6.404/76, to approve the Filing and Justification for the merger of Aços Laminados do Pará S.A. (“ALPA”), Vale's wholly owned subsidiary.	Approve	2,543,151,871
	Reject	903,532
	Abstain¹	753,576,898
4. To ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of ALPA.	Approve	2,542,598,575
	Reject	787,337
	Abstain¹	754,246,389
5. Approve the valuation report prepared by Macso.	Approve	2,538,030,422
	Reject	828,415
	Abstain¹	758,773,464
6. Approve the merger of ALPA into Vale, without a capital increase and without the issue of new shares.	Approve	2,538,865,846
	Reject	773,781
	Abstain¹	757,992,674

¹ The item “Abstention” includes blank votes, null votes and abstentions.

Murilo Muller

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 14, 2024		Director of Investor Relations